WINDSTREAM CORPORATION

4001 Rodney Parham Road

Little Rock, AR 72212

May 12, 2008

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Windstream Corporation
Form 10-K for Fiscal Year Ended December 31, 2007 filed February 29, 2008
File No. 001-32422

Dear Mr. Spirgel:

Reference is made to your letter, dated April 30, 2008, regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K. This letter repeats each of the comments in the Staff’s letter followed by responses prepared by management of Windstream Corporation (“Windstream” or the “Company”).

SEC Comment No. 1:

Please provide all of the disclosure required by Regulation S-K Item 403. For example, disclose the address of NFJ Investment Group L.P. and the person(s) who have sole or shared voting or investment control over the company’s shares owned by this entity. As another example, disclose by footnote the number of shares over which each person has the right to acquire beneficial ownership. Furthermore, provide a more detailed explanation of the basis of each person’s ownership and explain why you have included unvested restricted shares in beneficial ownership amounts.

Windstream’s Response No. 1:

We will include in future filings all disclosure required by Regulation S-K Item 403, including, without limitation, the addresses of beneficial owners as well as person(s) who have sole or shared voting or investment control, if applicable, as contemplated by Item 403(a). With respect to the Security Ownership of Management table contemplated by Item 403(b), Windstream has not granted stock options to date and, therefore, we did not believe the disclosure regarding the “number of shares over which each person has the right to acquire beneficial ownership” was applicable. However, in future filings, we will include a footnote to this table either stating that there are no shares to which a person has the right to acquire beneficial ownership or, if applicable, disclosing such number of shares. We will also provide a more detailed explanation of the basis of each person’s ownership and explain the inclusion of unvested restricted shares. In future filings, we will include disclosure in the following table format in order to address these disclosure requirements under Item 403(b):

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information, as of                 ,          as to shares of Windstream common stock beneficially owned by each director, named executive officer who was serving as an executive officer at the end of                 , and by all directors and executive officers of Windstream as a group. Common stock is the only outstanding class of equity securities of Windstream. Except as

Mr. Larry Spirgel

United States Securities and Exchange Commission

otherwise indicated by footnote, the nature of the beneficial ownership is sole voting and investment power, and no shares are pledged as security.

	Amount and Nature Of Beneficial Ownership		Total Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned (1)	Unvested Restricted Shares (2)
Directors
[Names]

Named Executive Officers
[Names]

All Directors and Executive Officers as a Group

(1)	Includes shares of common stock owned directly and shares held in the person’s account under the Windstream 401(k) Plan, which are as follows:

(2)	Unvested shares of restricted stock are deemed beneficially owned because grantees of unvested restricted stock under Windstream’s equity compensation plans hold the sole right to vote such shares. To date, Windstream has not granted stock options or other similar instruments that would provide the right to acquire beneficial ownership of Common Stock.

(3)	[Additional footnotes to be included, as applicable, to disclose the nature of any indirect and other forms of beneficial ownership (e.g., shares held by family members or trusts).]

SEC Comment No. 2:

Throughout your compensation discussion and analysis, you specifically address Mr. Gardner’s compensation, but only discuss the compensation of your other named executive officer as a group. Please expand your disclosure to separately discuss and analyze each named executive officer’s compensation.

Windstream’s Response No. 2:

We will expand Windstream’s disclosure in future filings to separately discuss and analyze each named executive officer’s compensation to identify any material differences in compensation policies or decisions that applied to each officer. We note, however, that in most instances, the Compensation Committee applies the same or materially similar policies to determine compensation for all named executive officers, and separate discussion or analysis of the compensation of each named executive officer would not provide meaningful disclosure. Accordingly, in these instances, we will expressly disclose that the Compensation Committee applies the same or materially similar compensation philosophy and practices when determining the compensation for all named executive officers as a group.

By way of example, in future filings we will expand our disclosure as follows:

•

On page 11 of the Compensation Discussion and Analysis for 2007, we state that “the Compensation Committee determines Mr. Gardner’s compensation based on an evaluation of a number of factors, including historical compensation and performance of Mr. Gardner, discussions with Windstream management including Mr. Gardner, compensation survey data, and discussions

Mr. Larry Spirgel

United States Securities and Exchange Commission

with the compensation consultant.” We will expand this discussion to disclose the criteria and procedures used to determine compensation for all other named executive officers as well.

•

We will disclose the methodology that applied in determining changes in base salary or other principal elements of compensation compared to prior years for all named executive officers as a group and, as applicable, the extent to which individual circumstances or other factors resulted in a material variance in the application of such methodology for each named executive officer.

•

We will disclose in tabular or narrative format the following compensation elements for each named executive officer and, as applicable, will provide an analysis of any material differences in criteria that were applied in determining these compensation elements for each individual named executive officer:

o	The percentage of total direct compensation allocated to either short-term incentive compensation or performance-based equity compensation;
o	The percentage of total direct compensation allocated to equity based compensation;
o	The target payout percentage and actual payout percentage under the short-term incentive plan.

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call the undersigned at (501) 748-7900.

Respectfully submitted,

/s/ John P. Fletcher
John P. Fletcher
Executive Vice President, General Counsel and Secretary

cc:	Jorge A. Rivera, Securities and Exchange Commission
Kathleen Krebs, Securities and Exchange Commission
Pierre Alain Sur, PricewaterhouseCoopers
William A Montgomery, Chair of Windstream Compensation Committee
Jeffery R. Gardner, Windstream President and Chief Executive Officer
Brent Whittington, Windstream Executive Vice President and Chief Financial Officer
Tony Thomas, Windstream Controller